UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 7, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Exhibit 99.1

Intertape Polymer Group Reports Improved 2012 Fourth Quarter and Annual Results

2012 Adjusted EBITDA of $87.9 million increased 37.4% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA – March 7, 2013 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the fourth quarter and year ended December 31, 2012. All dollar amounts are US denominated unless otherwise indicated.

Fiscal Year 2012 Highlights:

—	Gross margin increased to 18.0% from 14.6% last year
—	Adjusted EBITDA increased 37.4% to $87.9 million
—	Cash flows from operating activities before changes in working capital increased 45.3% over last year to $78.7 million
—	Total debt reduced by $43.0 million during the year
—	Introduced 35 new products during the year
—	Adjusted fully diluted EPS of $0.69 compared to $0.23 last year
—	Redeemed $55.0 million of Senior Subordinated Notes (“Notes”) in December for a total redemption of $80.0 million for the year

Other Announcements:

—	Initiated $26 million investment to relocate and modernize South Carolina operations (please refer to press release issued on February 26, 2013 for more details)
—	Declared dividend of US$0.08 per common share

“Our focus for the past few years has been on margin improvement by implementing manufacturing cost reductions and driving favourable product mix changes,” stated Intertape President and Chief Executive Officer, Greg Yull. “For the year, we achieved a gross margin of 18.0% and adjusted EBITDA of $87.9 million, representing an increase of 37.4% from 2011. Furthermore, during the year, we increased our gross margin goal range to 18% to 20% from 18% to 19%.

“During the year, we launched 35 new products. Since ramping up product innovation in 2009, we have introduced more than 135 new products. In 2012, new products introduced over the past five years accounted for over 15% of Intertape’s total revenue, up from over 10% in 2011.

“We continued to deleverage our balance sheet with debt reduction of $43.0 million and also considerably reduced the average cost of debt with the redemption of $80 million of Notes. At the end of 2012, the debt to trailing 12-month adjusted EBITDA ratio was 1.7 compared to 3.0 at the end of 2011.

“During 2012, we invested $21.6 million in projects primarily related to operational efficiencies. This represented an increase of $8 million from 2011. Even with this increased investment, free cash flows for the year increased to $62.9 million from $34.7 million in 2011.

“We recently commenced an initiative to invest $26 million to relocate and modernize our Columbia, South Carolina manufacturing operations. The new facility will include state-of-the-art equipment and annual savings from productivity gains and energy efficiencies are projected to be more than $13 million starting in the first half of 2015 with the first full year effects in 2016,” concluded Mr. Yull.

The Company declared a dividend, in the amount of US$0.08, under the semi-annual dividend policy adopted in 2012. The dividend will be paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. This dividend to be paid by the Company is an “eligible dividend” as per the Income Tax Act (Canada).

Revenue for the year ended December 31, 2012 decreased 0.3% to $784.4 million compared to $786.7 million in 2011. After adjusting for the closure of the Brantford facility in the second quarter of 2011, revenue increased 0.3% in 2012 from $781.7 million in 2011. The adjusted selling prices, including the impact of product mix, increased approximately 3% partially offset by the adjusted sales volume decrease of approximately 3%. An improved pricing environment that began in 2011 as well as the reduction in sales of low-margin products were the primary reasons for the increase in selling prices including the impact of product mix. The decrease in sales volume was primarily due to the progress the Company made toward reducing sales of low-margin products partially offset by an increase in sales of new products.

Fourth quarter revenue increased 3.4% to $189.3 million, compared to $183.0 million in 2011 and decreased 4.6% sequentially from $198.5 million for the third quarter of 2012.

Sales volume for the fourth quarter of 2012 increased approximately 6% compared to the fourth quarter of 2011 primarily due to increased demand for tape products. The decrease in the sales volume of approximately 3% when compared to the third quarter of 2012 largely reflects normal seasonality.

Selling prices, including the impact of product mix, decreased approximately 3% in the fourth quarter of 2012 compared to the fourth quarter of 2011 primarily due to a shift in the mix of products sold. When compared to the third quarter of 2012, selling prices, including the impact of product mix, decreased by approximately 2% primarily due to a shift in the mix of products sold.

Gross profit totalled $141.0 million for 2012, an increase of 23.2% from 2011. Gross margin was 18.0% in 2012 and 14.6% in 2011. The increase in gross profit in 2012 compared to 2011 was primarily due to an improved pricing environment, manufacturing cost reductions, increase in sales of higher margin products and the closure of the Brantford, Ontario manufacturing facility in 2011 partially offset by lower sales volumes. The increase in gross margin in 2012 compared to 2011 was primarily due to manufacturing cost reductions, an increase in sales of higher margin products, an improved pricing environment and the progress made toward reducing sales of low-margin products.

Gross profit totalled $35.3 million in the fourth quarter of 2012, an increase of 28.0% from $27.6 million in the fourth quarter of 2011 and a decrease of 2.3% from $36.2 million in the third quarter of 2012. Gross margin was 18.7%, 15.1% and 18.2% in the fourth quarter of 2012, the fourth quarter of 2011 and the third quarter of 2012, respectively.

As compared to the fourth quarter of 2011, gross profit and gross margin increased primarily due to an improved pricing environment and manufacturing cost reductions. Compared to the third quarter of 2012, gross profit decreased slightly due to lower revenue partially offset by higher gross margin.

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2012 was $79.1 million compared to $77.0 million for 2011. As a percentage of revenue, SG&A was 10.1% and 9.8% for 2012 and 2011, respectively. The increase of $2.2 million in 2012 compared to 2011 was primarily the result of higher variable compensation expense related to higher profitability, higher stock-based compensation expense and increased professional fees, partially offset by the non-recurrence of the settlement of a lawsuit.

SG&A totalled $20.8 million for the fourth quarter of 2012 compared to $18.4 million for the fourth quarter of 2011 and $19.3 million for the third quarter of 2012. As a percentage of revenue, SG&A was 11.0%, 10.1% and 9.7% for the fourth quarter of 2012, the fourth quarter of 2011 and the third quarter of 2012, respectively. SG&A was $2.4 million greater in the fourth quarter of 2012 compared to the fourth quarter of 2011 primarily due to higher stock-based compensation, severance and professional fees related to managerial reporting enhancements. Compared to the third quarter of 2012, SG&A increased $1.6 million primarily due to increased severance and higher professional fees.

Adjusted EBITDA totalled $87.9 million for the year ended December 31, 2012 compared to an adjusted EBITDA of $64.0 million for 2011. Adjusted EBITDA was $23.9 million or 37.4% higher compared to 2011 primarily due to increased gross margin, as discussed above.

Adjusted EBITDA was $21.5 million for the fourth quarter of 2012 as compared to an adjusted EBITDA of $15.5 million for the fourth quarter of 2011 and an adjusted EBITDA of $23.5 million for the third quarter of 2012. The $5.9 million adjusted EBITDA increase compared to the fourth quarter of 2011 is primarily due to higher revenue and gross margin in the fourth quarter of 2012. Compared to the third quarter of 2012, the $2.1 million decrease in adjusted EBITDA was primarily due to lower revenue and higher SG&A partially offset by higher gross margin.

Net earnings for the year ended December 31, 2012 totalled $22.5 million compared to net earnings of $9.0 million for 2011. The increase in net earnings from 2011 to 2012 was primarily due to an increase in gross profit partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Adjusted net earnings were $41.7 million for the year ended December 31, 2012 compared to adjusted net earnings of $13.6 million for 2011. Adjusted net earnings were $28.1 million higher in 2012 compared to 2011 primarily due to higher gross profit, lower finance costs and lower income tax expense.

Adjusted net earnings were $10.0 million for the fourth quarter of 2012 as compared to adjusted net earnings of $2.9 million for the fourth quarter of 2011 and to adjusted net earnings of $13.0 million for the third quarter of 2012. The increase in adjusted net earnings of $7.1 million compared to the fourth quarter of 2011 was primarily due to higher revenue, increased gross profit and reduced interest expense. The decrease in adjusted net earnings of $2.9 million compared to the third quarter of 2012 was primarily due to lower revenue, gross profit and increased SG&A.

Adjusted fully diluted earnings per share for the year ended December 31, 2012 was $0.69 ($0.37 unadjusted) compared to adjusted fully diluted earnings per share of $0.23 ($0.15 unadjusted) for 2011.

Adjusted fully diluted earnings per share for the fourth quarter of 2012 was $0.16 ($0.09 unadjusted) compared to adjusted fully diluted earnings per share of $0.05 ($0.04 unadjusted) for the fourth quarter of 2011 and adjusted fully diluted earnings per share of $0.21 ($0.20 unadjusted) for the third quarter of 2012.

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items increased in 2012 by $24.5 million to $78.7 million from $54.2 million in 2011. The 2012 increase was primarily due to increased gross profit partially offset by an increase in SG&A.

Cash flows from operations before changes in working capital items increased in the fourth quarter of 2012 by $4.5 million to $19.4 million from $14.9 million in the fourth quarter of 2011. The increase in cash flows from operations before changes in working capital for the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to increased gross profit derived from higher revenue partially offset by an increase in cash costs associated with manufacturing facility closures, restructuring and other related charges.

The Company had total cash and loan availability under its Asset-Based Loan (“ABL”) facility totalling $54.7 million as of December 31, 2012. Cash flows from operations combined with two new financing arrangements and the extension of the ABL facility allowed the Company to fund the redemptions of the Notes at par value in the aggregate amount of $80.0 million. The Company had cash and loan availability under its ABL facility exceeding $71 million as of March 6, 2013.

Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing manufacturing plant rationalization initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

—

Revenue for the first quarter of 2013 is expected to be greater than the fourth quarter of 2012, which is reflective of normal seasonality. Revenue is expected to be approximately the same or slightly lower than the first quarter of 2012 due to fewer shipping days;

—	Gross margin for the first quarter of 2013 is expected to be similar to the fourth quarter of 2012;
—	Adjusted EBITDA for the first quarter of 2013 is expected to be greater than both the fourth quarter of 2012 and the first quarter of 2012;
—	Cash flows from operations in the first quarter of 2013 are expected to be lower than the fourth quarter of 2012 primarily due to changes in working capital requirements related to:
•	Higher trade receivables resulting from the expected return to a more typical distribution of shipments within the quarter and higher revenue; and
•	Payments of amounts expensed in 2012.

—	Total debt at March 31, 2013 is expected to be greater than at December 31, 2012, which is consistent with typical seasonal working capital requirements;
—

Cash income taxes paid in 2013 are expected to be less than $2 million. The effective income tax rate may vary significantly from historical rates due to the accounting for tax assets in conjunction with the impact of restructuring charges and other adjustments. Such potential variations in rate would, therefore, not necessarily be indicative of future income tax payments;

—

Capital expenditures for 2013, excluding any real estate purchases, are expected to be $33 to $39 million, reflecting planned replacements of machinery and equipment to achieve improved manufacturing efficiencies. Capital expenditures are expected to return to a lower level of $17 to $21 million in 2014;

—

The remaining $38.7 million Notes outstanding are expected to be redeemed in 2013. In order to retire the Notes and finance capital expenditures, the Company expects to increase borrowings under both its ABL facility and secured debt equipment finance agreement. Furthermore, any real estate purchases are expected to be financed through mortgages;

—	Manufacturing cost reductions are expected to total $16 to $20 million in 2013, which includes $5 million of expected savings related to:
•	Closure of the Richmond, Kentucky manufacturing facility; and
•	Consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah.

Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase, such as labor and energy; and

—

Over the next two years, the Company plans to relocate and modernize its Columbia, South Carolina manufacturing operations with state-of-the-art equipment in a new facility. A letter of intent has been entered into for the purchase of a manufacturing facility in Blythewood, South Carolina, which is in close proximity to Columbia. This plan, which reflects the Company’s largest single facility improvement in many years, is expected to result in the following:

•	Total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016;
•	Total charge of $32 to $38 million between 2013 and 2015, with $28 to $32 million expected to be recorded in the first quarter of 2013;
•

Of the total charge recorded in the first quarter of 2013, $25 to $27 million relates to non-cash impairment of property, plant and equipment with the remaining $3 to $5 million relating to cash items that will be disbursed over the next two years;

•	Subsequent to the first quarter of 2013, $4 to $6 million of expenses are expected to be recorded and paid over the next two years;
•

Total capital expenditures for equipment related to this project are expected to be $26 million, of which $2.7 million was paid for in the fourth quarter of 2012, $15 to $17 million expected to be paid in 2013 and the remainder to be incurred in periods subsequent to 2013. These capital expenditure amounts do not include any real estate investments. This capital expenditure of $15 to $17 million in 2013 is included in the $33 to $39 million total capital expenditures discussed above; and

•	Total cost of the new building and facility improvements is expected to be approximately $13.5 million.

Assuming stable or improving macro-economic conditions, the Company expects to achieve quarterly gross margin in the range of 18% to 20% during 2013.

Non-GAAP Financial Measures

EBITDA, adjusted EBITDA, free cash flows, adjusted net earnings (loss) and adjusted earnings (loss) per share are not generally accepted accounting principle (“GAAP”) measures. The non-GAAP financial measures do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Whenever Intertape uses such non-GAAP financial measures, it provides reconciliations to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP financial measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS

(in millions of US dollars)

(Unaudited)

	Three months ended			Year ended
	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011
	$	$	$	$	$
Net earnings	5.7	2.3	12.0	22.5	9.0
Add back: Interest and other expense	3.5	4.1	3.2	14.5	17.5
Income tax expense (benefit)	0.5	0.8	(0.2)	0.4	1.9
Depreciation and amortization	7.6	7.7	7.6	30.4	30.9

EBITDA	17.4	14.9	22.6	67.8	59.3
Manufacturing facility closures, restructuring and other related charges	3.2	0.4	0.4	18.3	2.9
Stock-based compensation expense	0.9	0.2	0.6	1.8	0.8
ITI litigation settlement	-	-	-	-	1.0

Adjusted EBITDA	21.5	15.5	23.5	87.9	64.0

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS

(in millions of US dollars except per share amounts and share numbers)

(Unaudited)

	Three months ended			Year ended
	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011
	$	$	$	$	$
Net earnings	5.7	2.3	12.0	22.5	9.0
Add back: Manufacturing facility closures, restructuring, and other related charges	3.2	0.4	0.4	18.3	2.9
Stock-based compensation expense	0.9	0.2	0.6	1.8	0.8
ITI litigation settlement	-	-	-	-	1.0
Less: income tax expense	0.2	-	(0.0)	(0.9)	-

Adjusted net earnings	10.0	2.9	13.0	41.7	13.6

Earnings per share
Basic	0.10	0.04	0.20	0.38	0.15
Diluted	0.09	0.04	0.20	0.37	0.15

Adjusted earnings per share
Basic	0.17	0.05	0.22	0.71	0.23
Diluted	0.16	0.05	0.21	0.69	0.23
Weighted average number of common shares outstanding
Basic	59,316,858	58,961,050	59,028,088	59,072,407	58,961,050
Diluted	61,036,145	59,526,474	61,054,123	60,629,136	59,099,198

Free Cash Flows

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended			Year ended
	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011
	$	$	$	$	$
Cash flows from operating activities	31.8	27.8	29.2	84.5	48.8
Less purchases of property, plant and equipment, and other assets	(9.2)	(4.4)	(3.8)	(21.6)	(14.0)

Free cash flows	22.6	23.4	25.4	62.9	34.7

Conference Call

A conference call to discuss Intertape’s 2012 fourth quarter and annual results will be held Thursday, March 7th, 2013, at 10 A.M. Eastern Time. Participants may dial 800-926-5093 (U.S. and Canada) and 1-212-231-2915 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21650092. The recording will be available from March 7, 2013 at 12:00 P.M. until April 6, 2013 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry and prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended December 31,

(In thousands of US dollars, except per share amounts)

	Three months ended (Unaudited)		Year ended (Audited)
	2012	2011	2012	2011
	$	$	$	$
Revenue	189,291	183,016	784,430	786,737
Cost of sales	153,954	155,402	643,393	672,262

Gross profit	35,337	27,614	141,037	114,475

Selling, general and administrative expenses	20,849	18,416	79,135	76,969
Research expenses	1,528	1,622	6,227	6,200

	22,377	20,038	85,362	83,169

Operating profit before manufacturing facility closures, restructuring and other related charges	12,960	7,576	55,675	31,306

Manufacturing facility closures, restructuring and other related charges	3,172	378	18,257	2,891

Operating profit	9,788	7,198	37,418	28,415

Finance costs
Interest	3,147	3,659	13,233	15,361
Other expense	355	447	1,303	2,180

	3,502	4,106	14,536	17,541

Earnings before income tax expense (benefit)	6,286	3,092	22,882	10,874
Income tax expense (benefit)
Current	969	122	927	688
Deferred	(424)	634	(552)	1,232

	545	756	375	1,920

Net earnings	5,741	2,336	22,507	8,954

Earnings per share
Basic	0.10	0.04	0.38	0.15

Diluted	0.09	0.04	0.37	0.15

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended December 31,

(In thousands of US dollars)

	Three months ended (Unaudited)		Year ended (Audited)
	2012	2011	2012	2011
	$	$	$	$
Net earnings	5,741	2,336	22,507	8,954

Other comprehensive loss
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income tax expense of nil and nil in 2011)	-	-	-	(30)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil and nil in 2011)	-	-	-	927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil and nil in 2011)	-	737	227	867
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil and nil in 2011)	-	38	(214)	(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil and nil in 2011)	-	-	-	(998)
Change in cumulative translation adjustments	(446)	670	2,002	(1,729)
Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of income tax benefit of $1,209 and $1,427 in 2011)	(4,639)	(14,701)	(6,436)	(14,701)

Other comprehensive loss	(5,085)	(13,256)	(4,421)	(16,679)

Comprehensive income (loss) for the period	656	(10,920)	18,086	(7,725)

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended December 31,

(In thousands of US dollars)

	Three months ended (Unaudited)		Year ended (Audited)
	2012	2011	2012	2011
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	5,741	2,336	22,507	8,954
Adjustments to net earnings
Depreciation and amortization	7,603	7,713	30,397	30,882
Income tax expense	545	756	375	1,920
Interest expense	3,147	4,537	13,233	15,361
Charges in connection with manufacturing facility closures, restructuring and other related charges	1,345	115	14,958	191
Write-down (reversal) of inventories, net	-	(144)	(31)	30
Stock-based compensation expense	892	233	1,832	818
Pension and other post-retirement benefits expense	662	331	1,414	953
Gain on foreign exchange	15	55	(56)	(276)
Other adjustments for non cash items	264	154	(77)	298
Income taxes (paid) refunded, net	388	(115)	(291)	(639)
Contributions to defined benefit plans	(1,158)	(1,053)	(5,562)	(4,318)

Cash flows from operating activities before changes in working capital items	19,444	14,918	78,699	54,174

Changes in working capital items
Trade receivables	18,078	17,399	6,269	3,356
Inventories	(3,874)	(1,996)	(1,500)	1,140
Parts and supplies	(81)	25	(967)	(747)
Other current assets	(1,857)	(1,390)	(104)	(2,750)
Accounts payable and accrued liabilities	484	(829)	2,646	(5,664)
Provisions	(349)	(361)	(570)	(757)

	12,401	12,848	5,774	(5,422)

Cash flows from operating activities	31,845	27,766	84,473	48,752

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	-	-	198	1,520
Purchases of property, plant and equipment	(9,211)	(4,397)	(21,552)	(14,006)
Proceeds from disposals of property, plant and equipment and other assets	5	42	35	2,962
Restricted cash and other assets	10	259	305	5,520
Purchase of intangible assets	(35)	(177)	(64)	(1,318)

Cash flows from investing activities	(9,231)	(4,273)	(21,078)	(5,322)

FINANCING ACTIVITIES
Proceeds from long-term debt	77,582	67,869	135,333	105,415
Repayment of long-term debt	(93,371)	(90,483)	(178,168)	(132,404)
Payments of debt issue costs	(818)	-	(2,281)	-
Interest paid	(2,173)	(3,082)	(14,190)	(15,953)
Proceeds from exercise of stock options	1,529	-	2,046	-
Dividends Paid	(4,759)	-	(4,759)	-

Cash flows from financing activities	(22,010)	(25,696)	(62,019)	(42,942)

Net increase in cash	604	(2,203)	1,376	488
Effect of foreign exchange differences on cash	105	(74)	170	(111)
Cash, beginning of year	-	-	4,345	3,968

Cash, end of year	709	(2,277)	5,891	4,345

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

(Audited)

	December 31, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash	5,891	4,345
Trade receivables	75,860	82,622
Other receivables	5,163	4,870
Inventories	91,910	90,709
Parts and supplies	14,442	14,596
Prepaid expenses	5,701	6,581

	198,967	203,723
Property, plant and equipment	185,592	203,648
Other assets	3,597	2,726
Intangible assets	1,980	3,137
Deferred tax assets	36,016	33,489

Total assets	426,152	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,005	73,998
Provisions	1,526	1,913
Derivative financial instruments	-	13
Installments on long-term debt	9,688	3,147

	87,219	79,071
Long-term debt	141,611	191,142
Pension and other post-retirement benefits	40,972	37,320
Other liabilities	625	-
Provisions	1,891	2,012

	272,318	309,545

SHAREHOLDERS’ EQUITY
Capital stock	351,702	348,148
Contributed surplus	16,386	16,611
Deficit	(217,462)	(228,774)
Accumulated other comprehensive income (loss)	3,208	1,193

	153,834	137,178

Total liabilities and shareholders’ equity	426,152	446,723